Exhibit 2

BIOLINERX LTD. Proxy For an Extraordinary Meeting of Shareholders To be held on July 11, 2013 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of BioLineRx Ltd. (the “Company”) hereby appoints Norman Kotler and/or Raziel Fried, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of the shareholders of the Company which will be held at the offices of the Company at 19 Hartum St., Har Hotzvim, Jerusalem, Israel, on July 11, 2013 at 11 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.
IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.
*IN ORDER FOR THIS PROXY TO BE VOTED, YOU MUST INDICATE WHETHER YOU HAVE A PERSONAL INTEREST UNDER EACH PROPOSAL*

Please mark your vote as in this example ☒
		FOR	AGAINST	ABSTAIN
1.
To re-elect Ms. Nurit Benjamini to serve on the Board of Directors of the Company for an additional three year term as external director, commencing as of July 6, 2013, and to approve the grant to her of options to purchase 150,000 Ordinary Shares (equivalent to 15,000 ADSs), as further described in the Proxy Statement.
		☐	☐	☐
Do you have a “personal interest” (as defined in the Proxy Statement)?
	☐ Yes ☐ No				Name: Number of shares: Signature: Date:

2.
To re-elect Dr. Avraham Molcho to serve on the Board of Directors of the Company for an additional three year term as external director, commencing as of July 6, 2013, and approve the grant to him of options to purchase 150,000 Ordinary Shares (equivalent to 15,000 ADSs), as further described in the Proxy Statement.
		☐	☐	☐

Do you have a “personal interest” (as defined in the Proxy Statement)?
NOTE: Please mark date and sign exactly as the name(s) appear on this proxy. If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity. Joint owners should each sign.

☐ Yes ☐ No